UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3*)
Oneida Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

682505102
(CUSIP Number)
David Reilly
Xerion Capital Partners LLC
450 Park Avenue, 27th Floor
New York, New York 10022
(212) 940-9843
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

July 11, 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: Xerion Partners II Master Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,100,000[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,100,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,100,000[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
     1 Excludes 1,057,500 shares of common stock (the “Laminar Shares”) beneficially owned by D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”) and which may be deemed to be beneficially owned by certain of its affiliates, with which the Reporting Person may be deemed to have formed a group solely as a result of the Letter of Intent described in Item 4.
     2 Excludes the Laminar Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 3,157,500 and the percent of class represented by the amount in Row (11) would be 6.8%, if the Laminar Shares were included.

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: Xerion Capital Partners LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,100,000[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,100,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,100,000[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: Daniel J. Arbess

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,985,229[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,985,229[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,985,229[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.5%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
     3 Excludes the Laminar Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 5,042,729 and the percent of class represented by the amount in Row (11) would be 10.8%, if the Laminar Shares were included.

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: Xerion Partners I LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,885,229[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,885,229[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,885,229[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
     4 Excludes the Laminar Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 2,942,729 and the percent of class represented by the amount in Row (11) would be 6.3%, if the Laminar Shares were included.

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: Sunrise Partners Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,885,229[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,885,229[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,885,229[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: S. Donald Sussman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,885,229[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,885,229[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,885,229[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.	Security and Issuer
     This Amendment No. 3 (the “Amendment”) amends and restates the Schedule 13D filed with the Securities and Exchange Commission on April 13, 2006 (together with Amendment No. 1 thereto previously filed on May 2, 2006 and Amendment No. 2 thereto previously filed on June 22, 2006, the “Schedule 13D”) relating to shares of common stock, par value $1.00 per share (the “Common Stock”), of Oneida Ltd., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 163-181 Kenwood Avenue, Oneida, New York, 13421-2899. This Amendment is being filed to report the entry into the Letter of Intent described in Item 4, including the fact that, solely as a result thereof, Xerion Capital Partners LLC, a Delaware limited liability company (“XCP”), and Laminar may be deemed to be a group for the reporting purposes of this Schedule 13D. Laminar and its affiliates disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons and the Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by Laminar and its affiliates.

Item 2.	Identity and Background
     (a), (b), (c) and (f): This Amendment is being filed on behalf of Xerion Partners II Master Fund Limited, a Bermuda limited company (“XP-II”); XCP; Daniel J. Arbess, a Canadian citizen (“Mr. Arbess”); Xerion Partners I LLC, a Delaware limited liability company (“XP-I”); Sunrise Partners Limited Partnership, a Delaware limited partnership (“Sunrise”) and S. Donald Sussman, a United States citizen (“Mr. Sussman”, and together with XP-II, XCP, Mr. Arbess, XP-I and Sunrise, the “Reporting Persons”, and each, a “Reporting Person”).
     XP-II is a limited company incorporated under the Companies Act of 1981 of Bermuda. XP-II is engaged in making investments in securities and other investment assets. The address of the principal office of XP-II is c/o BNY Alternative Investment Services, Ltd., 18 Church Street, Skandia House, Hamilton HM11, Bermuda. The following are the executive officers and directors of XP-II, their addresses and their principal occupations:

Name and Position	Principal Occupation	Principal Business Address
Roderick Forrest President/Director	Barrister & Attorney	Wakefield Quin Chancery Hall 52 Reid Street Hamilton HM 12 Bermuda

Nicholas Hoskins Vice-President/Director	Barrister & Attorney	Wakefield Quin Chancery Hall 52 Reid Street Hamilton HM 12 Bermuda
     Each of the above officers and directors of XP-II is a citizen of the United Kingdom.
     XCP is a Delaware limited liability company. The principal business of XCP is to act as the investment manager for XP-II and its affiliated private investment funds. The address of the principal office of XCP is 450 Park Avenue, 27th Floor, New York, NY 10022.
     Mr. Arbess is a Canadian citizen whose business address is 450 Park Avenue, 27th Floor, New York, NY 10022. Mr. Arbess’ principal occupation is to act as the managing member of XCP and to act, through a wholly-owned entity, as the investment manager of XP-I.

     XP-I is a Delaware limited liability company. XP-I is engaged in making investments in securities and other investment assets. The address of the principal office of XP-I is Two American Lane, Greenwich, CT 06836-2571.
     Sunrise is a Delaware limited partnership. Sunrise is engaged in trading in securities and other aspects of the securities business and acts as the managing member of XP-I. The address of the principal office of Sunrise is Two American Lane, Greenwich, CT 06836-2571. Trust Asset Management LLP, a U.S. Virgin Islands limited liability partnership (“TAM”), with its principal office at 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, USVI 00802, is the general partner of Sunrise with investment authority. The principal business of TAM is to engage in the investment and investment advisory business.
     Mr. Sussman is a United States citizen whose business address is 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, USVI 00802. Mr. Sussman’s principal occupation is to engage in the investment and investment advisory business. Mr. Sussman is the indirect controlling person of TAM and, thus, Sunrise and XP-I.
     (d) & (e): During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any other persons described above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     XP-II and XP-I expended approximately $393,439.84 and $320,937.36, respectively, of their own investment capital to acquire the 2,100,000 and 1,885,229 shares of Common Stock held by them, respectively.
     XP-II and XP-I effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp., which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction
     XP-II and XP-I are engaged in the investment business, and the purpose of the acquisition of the shares of Common Stock by XP-II and XP-I is for investment. XCP and Mr. Arbess, as the investment managers of XP-II and XP-I, will analyze the operations, capital structure, financial performance and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market participants, observers and analysts and with representatives of such companies (often at the invitation of management). From time to time, one or more of such Reporting Persons may hold discussions with third parties or with management of such companies or participate in committees of stakeholders in such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing the value of the investments of their managed entities. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.

     Without limiting the foregoing, XCP may seek representation on the Official Committee of Equity Security Holders that Judge Allan J. Gropper directed the United States Trustee to appoint on May 4, 2006 in the Issuer’s chapter 11 cases (In re Oneida Ltd, et al., Ch. 11 Case No. 06-10489-alg (Bankr. S.D.N.Y.)) pursuant to Bankruptcy Code Section 1102(a)(1). XCP intends to seek to ensure fair treatment of the Issuer’s minority shareholders and that the Issuer’s estate value is maximized for the benefit of all stakeholders, not just existing creditors and the majority shareholders. XCP intends to continue to advocate for a fair opportunity to investigate whether the Issuer’s pre-negotiated plan of reorganization with certain of its creditors reflects fair valuation and treatment of minority shareholders, and if not may present an alternative valuation case.
     On July 11, 2006, XCP and Laminar entered into a Letter of Intent with the Issuer (the “Agreement”) with respect to the potential acquisition by a company controlled by XCP and its affiliates, and/or Laminar and certain of its affiliates or designees of 100% of the equity interests of the Issuer as reorganized under a confirmed plan of reorganization under chapter 11 of the United States Bankruptcy Code. The Agreement is subject to the terms and conditions contained therein. Solely as a result of the Agreement, XCP and Laminar may be deemed to be a group for the reporting purposes of this Schedule 13D. The foregoing description of the Agreement is qualified in its entirety by reference to the terms of the Agreement, which is filed as Exhibit C hereto and is incorporated by reference herein.
     Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     (a) and (b):
     As of the date hereof, XP-II is the direct beneficial owner of 2,100,0005 shares of Common Stock, representing approximately 4.5%5 of the outstanding shares of Common Stock (based on 46,631,924 shares of Common Stock outstanding as of December 7, 2005, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2005). XP-II has shared voting and disposition power over the shares of Common Stock beneficially owned by it.
     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, XCP may be deemed to have indirect beneficial ownership of the 2,100,0006 shares of Common Stock directly held by XP-II, representing approximately 4.5%6 of the outstanding shares of Common Stock. XCP has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by it.

[5]	Excludes the Laminar Shares. The aggregate amount deemed to be beneficially owned by XP-II would be 3,157,500 shares of Common Stock (approximately 6.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the Laminar Shares were included as a result of the entry into the Letter of Intent described in Item 4.

[6]	Excludes the Laminar Shares. The aggregate amount deemed to be beneficially owned by XCP by virtue of the relationships described under Item 2 of this Schedule 13D would be 3,157,500 shares of Common Stock (approximately 6.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the Laminar Shares were included as a result of the entry into the Letter of Intent described in Item 4.

     As of the date hereof, XP-I is the direct beneficial owner of 1,885,2297shares of Common Stock, representing approximately 4.0%7 of the outstanding shares of Common Stock. XP-I has shared voting and disposition power over the shares of Common Stock beneficially owned by it.
     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, Sunrise may be deemed to have indirect beneficial ownership of the 1,885,2298 shares of Common Stock directly held by XP-I, representing approximately 4.0%8 of the outstanding shares of Common Stock. Sunrise has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by it.
     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, Mr. Sussman may be deemed to have indirect beneficial ownership of the 1,885,2299 shares of Common Stock directly held by XP-I, representing approximately 4.0%9 of the outstanding shares of Common Stock. Mr. Sussman has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by him.
     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, Mr. Arbess may be deemed to have indirect beneficial ownership of the 3,985,22910 shares of Common Stock directly held by XP-II and XP-I, representing approximately 8.5%10 of the outstanding shares of Common Stock. Mr. Arbess has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by him.
     To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer. Each of XP-II and XCP disclaims beneficial ownership, solely as a result of Rule 13d-5(b)(1) under the Act, of shares of Common Stock beneficially owned by XP-I, Sunrise and Mr. Sussman. Each of XP-I, Sunrise and Mr. Sussman disclaims beneficial ownership, solely as a result of Rule 13d-5(b)(1) under the Act, of shares of Common Stock beneficially owned by XP-II and XCP.
     (c): All of the shares of Common Stock were acquired by XP-II and XP-I in the open market.
     (d): Not applicable.
     (e): Not applicable.

[7]	Excludes the Laminar Shares. The aggregate amount deemed to be beneficially owned by XP-I would be 2,942,729 shares of Common Stock (approximately 6.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the Laminar Shares were included as a result of the entry into the Letter of Intent described in Item 4.

[8]	Excludes the Laminar Shares. The aggregate amount deemed to be beneficially owned by Sunrise by virtue of the relationships described under Item 2 of this Schedule 13D would be 2,942,729 shares of Common Stock (approximately 6.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the Laminar Shares were included as a result of the entry into the Letter of Intent described in Item 4.

[9]	Excludes the Laminar Shares. The aggregate amount deemed to be beneficially owned by Mr. Sussman by virtue of the relationships described under Item 2 of this Schedule 13D would be 2,942,729 shares of Common Stock (approximately 6.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the Laminar Shares were included as a result of the entry into the Letter of Intent described in Item 4.

[10]	Excludes the Laminar Shares. The aggregate amount deemed to be beneficially owned by Mr. Arbess by virtue of the relationships described under Item 2 of this Schedule 13D would be 5,042,729 shares of Common Stock (approximately 10.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the Laminar Shares were included as a result of the entry into the Letter of Intent described in Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On July 11, 2006, XCP and Laminar entered into the Agreement as described in Item 4 above. The information set forth in Item 4 above is incorporated herein by reference.
     Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into an agreement with respect to the joint filing of the Schedule 13D, and any amendment or amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement was attached as Exhibit A to the Schedule 13D.
     Except as otherwise set forth in this Amendment, none of the Reporting Persons or any general partners, managing members, directors or executive officers of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
     There was filed as Exhibit A to the Schedule 13D a written agreement relating to the joint filing of the Schedule 13D and any amendment or amendments thereto, as required by Rule 13d-1(k)(1) under the Act.
     There was also filed as Exhibit B to the Schedule 13D a Power of Attorney granted by S. Donald Sussman in favor of Michael J. Berner and Douglas W. Ambrose.
     The Agreement is filed as Exhibit C to the Schedule 13D.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2006

XERION PARTNERS II MASTER FUND LIMITED

By:	/s/ Roderick Forrest

Roderick Forrest
President

XERION CAPITAL PARTNERS LLC

By:	/s/ Daniel J. Arbess

Daniel J. Arbess
Managing Member

/s/ Daniel J. Arbess

DANIEL J. ARBESS

XERION PARTNERS I LLC
By: Sunrise Partners Limited Partnership, its Managing Member

By:	/s/ Michael J. Berner

Michael J. Berner
Vice President

SUNRISE PARTNERS LIMITED PARTNERSHIP

By:	/s/ Michael J. Berner

Michael J. Berner
Vice President

S. DONALD SUSSMAN

By:	/s/ Michael J. Berner

Michael J. Berner
Attorney-in-Fact

EXHIBIT C

D. E. Shaw Laminar Portfolios, L.L.C.	Xerion Capital Partners LLC
120 West 45th Street	450 Park Avenue
39th Floor, Tower 45	27th Floor
New York, NY 10036	New York, NY 10022
July 11, 2006
The Board of Directors of Oneida
Oneida Ltd.
163-181 Kenwood Avenue
Oneida, NY 13421
By Email
Re: Proposal to Acquire Reorganized Oneida Ltd.
Gentlemen:
D.E. Shaw Laminar Portfolios, L.L.C. (“Laminar”) and Xerion Capital Partners LLC, on behalf of certain of its managed funds (“Xerion”, together with Laminar, “we”, “us” or “our” as the context so provides), are pleased to submit the following proposal to you, confirming our interest to acquire, through a new entity (“Buyer”) to be formed and funded by persons including us and/or our affiliates or designees (other than direct strategic competitors of Oneida Ltd., a New York corporation (the “Company”)) selected in our sole and absolute discretion, 100% of the equity interests of the Company, as reorganized (“Reorganized Oneida”) under a confirmed plan of reorganization (the “Proposed Plan”) pursuant to chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) containing the terms set forth in the Definitive Agreement (defined below). We hereby request that the Company confirm its undertaking to pursue such a transaction substantially on the terms described in Annex A and below (the “Proposed Transaction”) by signing and returning a copy of this letter to the senders at the address noted above by 11:59 p.m. EST on July 13, 2006. Capitalized terms used but not otherwise defined herein (or in Annex A) shall have the meaning ascribed to such terms in the Current Plan (defined in Annex A hereto)
Please be advised that we already have conducted due diligence on the Company’s business (the “Business”) based on publicly available information and are otherwise accordingly relatively familiar with the business, operations and management of the Business. We believe that our follow-up due diligence could be swiftly completed and that we can immediately commence the negotiation of the definitive purchase or funding agreement and other related and ancillary documents with respect to the Proposed Transaction (collectively, the “Definitive Agreement”). We also note that we have the requisite funding to consummate the Proposed Transaction and that our proposal is not subject to any financing conditions.
Based upon the publicly available information concerning the Business, we believe that the Proposed Transaction could be consummated on the terms set forth in Annex A hereto and substantially as follows:
1.	Limitations on Binding Obligations; No Prejudice. Other than as described in Sections 1 through 11 hereof and in the Access and Conduct of Business provisions of Annex A, this letter does not create any binding obligations and no binding commitment of the Company or Buyer to carry out the Proposed Transaction will be deemed to exist until and unless the Definitive Agreement described in Annex A has been duly executed and delivered, following which any commitment shall thereafter be subject to all conditions of the Definitive Agreement. For the avoidance of doubt, this proposal remains entirely subject to “follow-up” due diligence as determined by Buyer in its sole and absolute discretion, which due diligence Buyer expects to conduct during the period commencing on the date this letter is duly executed through and until the commencement of the proposed status conference, in the administratively consolidated chapter 11 bankruptcy cases of the Company and certain of its domestic subsidiaries (the “Chapter 11 Cases”), with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), on July 21, 2006, or as may otherwise be extended in writing by the parties hereto (the “Due Diligence Period”).

2.	Non-Disclosure. We and the Company shall as promptly as practicable enter into a confidentiality agreement containing customary terms and conditions reasonably acceptable to Buyer (the “Confidentiality Agreement”).

3.	Timing. We are prepared to move forward promptly and to devote the necessary resources toward a swift completion of our necessary due diligence and the execution of the Definitive Agreement. The Company shall provide access for such due diligence, as described under Access in Annex A during the Due Diligence Period.

4.	Pre-Definitive Agreement Expense Reimbursement. If the Company receives any Competing Proposal (defined below) during the Due Diligence Period, and the Definitive Agreement is not entered into, upon the consummation of a Competing Proposal, the Company agrees that it shall reimburse as an administrative expense all of our reasonable, documented fees and expenses (including the reasonable fees and expenses of counsel) in connection with our due diligence and negotiations incurred from and after July 11, 2006 through the date this letter is terminated up to a maximum of $250,000 (the “Due Diligence Expenses”). If deemed necessary, the Company shall expeditiously seek an order of the Bankruptcy Court, in form and substance reasonably acceptable to us and Buyer, approving this letter, including the provisions above that such Due Diligence Expenses will be allowed administrative expense claims in the Chapter 11 Cases. The term “Competing Proposal” means a sale or disposition of all or any significant part of the Business, the Company’s assets, or any equity or other securities or of any similar interest in the Company, whether through purchase, merger, consolidation, reorganization, rights offering, plan of reorganization or in any other manner other than pursuant to the Current Plan (as defined in Annex A).

5.	Absolute Priority Rule. The Definitive Agreement will result in a plan of reorganization that, to the complete satisfaction of the Company, is confirmable under section 1129 of the Bankruptcy Code, including under the absolute priority rule.

6.	Expiration. This letter will expire at the conclusion of the Due Diligence Period if the Definitive Agreement is not executed by Buyer and the Company. For the avoidance of doubt, the Company will be not be deemed to be in violation of this agreement or otherwise have acted in bad faith if, in its sole and absolute discretion, the Company elects not to enter into the Definitive Agreement because (i) in the good faith judgment of the Company’s board of directors, the Definitive Agreement will not result in a plan of reorganization that is confirmable under section 1129 of the Bankruptcy Code (including under the absolute priority rule) or (ii) the official committee of equity security holders appointed in the Chapter 11 Cases has not given the Company and Buyer reasonable assurance that it will support the Proposed Plan.

7.	Withdrawal of Objection to Plan Exclusivity. During the Due Diligence Period and, if the Definitive Agreement is entered into, during the time that such agreement is in effect, Laminar and Xerion will withdraw, without prejudice, their objections to the Company maintaining or extending the exclusive period during which the Company may file a chapter 11 plan pursuant to section 1121(b) of the Bankruptcy Code.

8.	Transaction Fees and Expenses. Except as provided herein, we and the Company will each be responsible for our respective legal and due diligence expenses, financial advisory fees and other costs and expenses associated with performing under this letter.

9.	Entire Agreement. This letter and Annex A (including Exhibit 1 thereto) constitute the entire agreement between the parties and supersede all prior oral or written agreements or understanding, if any, with respect hereto.

10.	Governing Law; Jurisdiction. This letter will be governed by and construed under the laws of the State of New York, without regard to conflict of law principles. The parties agree to submit to the initial jurisdiction of the Bankruptcy Court concerning any disputes arising hereunder.

11.	Counterparts. This letter of intent may be executed in one or more counterparts, each of which will be deemed an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement.
We are very enthusiastic about this opportunity and look forward to a successful conclusion of the Proposed Transaction. We would like to note that we recognize and appreciate the efforts of management and the board of directors in achieving their success with the Business to date and look forward to working with management into the future.
[signatures on following page]

If the foregoing appropriately sets forth our understandings, please sign and date in the spaces provided below and return an executed copy of this letter to us.

Very truly yours,

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.

By:	/s/ Daniel Posner

Name: Daniel Posner
Title: Authorized Signatory

XERION CAPITAL PARTNERS LLC

By:	/s/ Daniel J. Arbess

Name: Daniel J. Arbess
Title: Managing Member

Accepted and Agreed:

ONEIDA LTD.

By:	/s/ Christopher N. Smith	Date: July 11, 2006

Name: Christopher N. Smith
Title: Chairman of the Executive Committee

Annex A
SUMMARY OF TERMS OF THE PROPOSED TRANSACTION

Form of Proposed Transaction:	The Proposed Transaction will result in the issuance by the Company to Buyer of 100% of the equity interest of Reorganized Oneida in consideration of the Purchase Price (defined below). Such transaction would occur through a plan funding agreement providing for substantially similar treatment as outlined in the Company’s current plan of reorganization (the “Current Plan”), except that all claims, including the Secured Tranche B Claims, will be assumed or paid in full unless otherwise agreed to with a particular claimholder;[11] provided, however, that holders of the Secured PBGC Claim and the Unsecured PBGC Claims will receive substantially similar treatment as set forth in the Current Plan, unless otherwise agreed to or as determined by the Bankruptcy Court.

Notwithstanding anything contained herein or in the letter agreement to the contrary, if the parties believe that the Proposed Transaction could be structured in manner consistent with the recovery set forth in the preceding paragraph, the parties will work together to structure the Proposed Transaction as a sale pursuant to section 363 of the Bankruptcy Code.

Consistent with the foregoing, Buyer reserves the right to structure the Proposed Transaction in a tax-effective manner, so as to preserve to the extent feasible the Company’s current tax net operating losses (if not currently subject to restrictions on use due to a change of control or otherwise) or, in lieu thereof, to achieve a step-up in basis of the assets of the Business being acquired.

Buyer:	It is currently anticipated that during the period prior to the closing, Laminar and its affiliates will beneficially own more than 50% of Buyer’s outstanding equity interests and Xerion will own up to the balance of the Buyer’s outstanding equity interests.

[11]	The Secured Tranche B Claims (plus all accrued and unpaid interest) will be paid in full, in cash.

Purchase Price:	Buyer will fund at least $222.5 million (the “Purchase Price”) or otherwise an amount sufficient to pay in full, in cash, the Secured Tranche A Claims and the Secured Tranche B Claims, including any accrued and unpaid interest (including postpetition interest, fees, expenses and charges) not included in the foregoing plus the payment or assumption by Buyer of each of the following claims (as described and defined in the Current Plan):

1. Secured PBGC Claims (as set forth in the Current Plan, unless otherwise agreed or ordered by the Bankruptcy Court),

2. Administrative Claims (including, without limitation any fees or expenses in connection with the Exit Facility, which Buyer may keep, reject or replace in its sole and absolute discretion),

3. Priority Tax Claims,

4. Professional Fees,

5. all Obligations under the DIP Credit Agreement,

6. Other Secured Claims,

7. Other Priority Claims,

8.    Specified Unsecured Claims, unless each holder of such claims agrees to a lesser or different treatment (with respect to the Unsecured PBGC Claims, as set forth in the Current Plan, unless otherwise agreed, or as ordered by the Bankruptcy Court),

9. General Unsecured Claims, and

10. amounts owed on account of the Company’s preferred Equity Interests.

The Purchase Price assumes that, unless the parties otherwise agree, the Oneida Plan will be terminated and the Buffalo China Pension Plans will be retained.

Attached as Exhibit 1 hereto is the Company’s estimate of the outstanding claims against the Company as of a proposed effective date (under the Current Plan) of July 29, 2006. Subject to Buyer’s right to protest or challenge any claim not listed under the heading “Stipulated Amount” on Exhibit 1, Buyer shall assume or satisfy in full each claim, in its finally determined amount (except with respect to the PBGC Claim, which will be treated as set forth in the Current Plan, unless otherwise agreed or ordered by the Bankruptcy Court), including any claim that Buyer protests or otherwise challenges but is finally judicially determined by the Bankruptcy Court or finally determined by another court of competent jurisdiction consistent with the Current Plan (or as may otherwise be proposed by Buyer in the Proposed Plan to the extent the Company so agrees) to be a valid claim, unless the holder of such claim agrees to a different treatment or the Bankruptcy Court or other applicable court orders otherwise.

In addition, the parties contemplate that the Proposed Plan will include an element of consideration for the Company’s common equity holders in connection with securing their approval of the Proposed Transaction and their withdrawal of any objections to the Plan as modified and consummated in accordance with this letter.

Upon signing of the Definitive Agreement, Buyer would provide a good faith deposit in an amount to be mutually agreed; provided such amount shall not be less than 5% of the cash component of the Purchase Price.

Working Capital Facility	Buyer shall ensure that the Company will have reasonably sufficient working capital following consummation of the Proposed Transaction (after assumption/satisfaction of all claims against the Company and payment of the cash portion of the Purchase Price).

Management Terms	Buyer currently contemplates working with management to finalize the terms of employment and the management incentive plan, in each case mutually agreeable to the parties.

Superior Proposals:	3. No later than the second business day following

the execution of the Definitive Agreement, the Company will file with the Bankruptcy Court a motion seeking approval of the Definitive Agreement pursuant to an order reasonably acceptable to Buyer, which agreement and order will provide for customary auction procedures to consider superior proposals, including (x) customary bidding increments, reasonable break-up fee and expense reimbursement and good faith deposits and (y) the right to counter-bid and tender such fees and expense reimbursements.

4. The Company will obtain approval of the bid procedures order by the Bankruptcy Court as promptly as reasonably practicable.

Confirmation/Sale Order:	5. Confirmation of the Proposed Plan or, if applicable, sale order approved by the Bankruptcy Court (the “Confirmation/ Sale Order”) will be in a form reasonably acceptable to the parties to the Definitive Agreement. The Company will obtain approval of such order as promptly as practicable following execution of the Definitive Agreement.

Conditions:	The Proposed Transaction will be conditioned upon:

(a) the parties having negotiated, executed and delivered the Definitive Agreement on mutually acceptable terms;

(b) the absence of any material adverse change in the financial condition, assets, business, or properties of the Company and its subsidiaries taken as a whole, subject to customary carve-outs related to the announcement of the Proposed Transaction and the pendency of the Chapter 11 Cases;

(c) customary releases and indemnification and exculpation provisions (including those contained in the Current Plan) in accordance with the Bankruptcy Code;

(d) approvals or waivers from governmental authorities, including expiry of any waiting period under Hart-Scott-Rodino and the Confirmation/Sale Order being a final order; and

(e) other reasonable customary closing conditions, including without limitation, the representations and warranties being true in all material respects and pre-closing covenants having been performed in all material respects.

Access:	The Company will permit Buyer and its agents and representatives reasonable access to its personnel, including all senior management personnel, properties, contracts, books and records, suppliers, customers and all other documents and data.

All information obtained by Buyer pursuant to such access shall be subject to the Confidentiality Agreement.

Conduct of Business:	The Company will conduct itself in a reasonable manner consistent in nature, scope and magnitude with its past practice and will only take actions usually taken in the ordinary course, including taking into account the Chapter 11 Cases.

Representations and Warranties; Covenants:	In the Definitive Agreement, the Company and Buyer will make customary representations and warranties and will provide customary covenants and other protections.

Buyer does not anticipate any material issues on the representations, warranties and covenants and would assume that, subject to due diligence, those contained in the proposed exit financing under the Current Plan would serve as a reasonable basis for those to be included in the Definitive Agreement.

Closing:	The closing and effectiveness will occur as soon as possible after receipt of any and all consents required in connection with the Proposed Transaction and the satisfaction of the other reasonable customary conditions to closing contained in the Definitive Agreement; provided, however, that the Definitive Agreement may be terminated and the Proposed Transaction may be abandoned if closing does not occur by the earlier of: (i) 90 days after the entry of the Confirmation/Sale Order; or (ii) December 31, 2006.

EXHIBIT 1 TO ANNEX A
Claims Chart

Claim	Company’s Estimated Amount		Stipulated Amount
Secured Tranche A Claims	$117,854,000	[1]	$117,854,000
Secured Tranche B Claims	$107,324,000	[2]	$107,324,000
Professional Fees	$13,400,000		—
Exit Fee	$3,700,000		—
DIP Working Capital	$693,000	[3]	—
Priority Claims	$8,737,401		—
PBGC Claim	$50,825,110	[45]	$21,075,050	[67]
Italian Guarantee Claim	$1,402,738	[8]	$1,402,738
General Unsecured Claims	$6,738,868	[9]	—
Preferred Equity	$2,200,000		$2,200,000
Foreign Funded Debt	$4,609,000	[10]	$4,609,000
Total	$317,484,117		$254,464,788

[1]	Includes principal amount of $115,267,000 and accrued postpetition interest (at the contractual non-default rate) through 7/29/06 of $2,587,000.

[2]	Includes principal amount of $100,225,000, accrued prepetition interest of $899,000 and accrued postpetition interest (at the contractual non-default rate) through 7/29/06 of $6,200,000.

[3]	Although the actual amount owed by the Debtors under the DIP Credit Agreement is anticipated to be $43,093,000, the amounts to be applied for repayment of the Secured Tranche A Claims ($25,300,000) and payment of the administrative expenses accrued in the Chapter 11 Cases ($17,100,000) have been subtracted to avoid duplication.

[4]	Includes accrued postpetition interest (at the federal judgment rate of 4.76%) through 7/29/06 of $860,110.

[5]	In the Current Plan, the PBGC will receive a $3 million promissory note on account of the PBGC Claim.

[6]	Includes accrued postpetition interest (at the federal judgment rate of 4.76%) through 7/29/06 of $356,650.

[7]	In the Current Plan, the PBGC will receive a $3 million promissory note on account of the PBGC Claim.

[8]	Includes accrued postpetition interest (at the federal judgment rate of 4.76%) through 7/29/06 of $23,738.

[9]	Not including general unsecured claims of approximately $9,278,500 disputed by the Debtors.

[10]	Although the actual amount of funded indebtedness owed by Oneida’s non-debtor foreign subsidiaries is anticipated to be $5,988,000, the principal amount of the Italian Guarantee Claim, $1,379,000 (which already is accounted for), has been subtracted to avoid duplication.